SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 16, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS AG Media Relations
Tel. +41-44-234 85 00

www.ubs.com

16 November 2010
Media release
2010 Investor Day: UBS updates investors on progress and reconfirms medium-term targets
UBS will provide an update today on the progress it has made since the announcement of its strategy at the 2009 Investor Day.
See www.ubs.com/investorday for more information, slide presentations are available at 9:30 a.m. GMT / 10:30 a.m. CET. The live webcast begins at 10:00 a.m. GMT / 11:00 a.m. CET.
London, 16 November 2010 — At UBS’s 2010 Investor Day in London, UBS will reconfirm its medium-term targets, to be achieved within the three to five year period outlined at last year’s Investor Day. The Group Executive Board members from each business division will provide an update and outline their plans for achieving these medium-term targets.
The following members of the Group Executive Board will be presenting:
Oswald J. Grübel (CEO)
John Cryan (CFO), Finance
Phil Lofts (CRO), Risk
Carsten Kengeter (CEO), Investment Bank
John Fraser (CEO), Global Asset Management
Bob McCann (CEO), Wealth Management Americas
Jürg Zeltner (CEO), Wealth Management
Lukas Gähwiler (CEO), Swiss Retail & Corporate
UBS CEO Oswald Grübel states: “Our Investor Day will demonstrate that UBS has made substantial progress in transforming the firm and in delivering on its strategy. Our businesses have taken great strides, and we will not rest until this progress is fully reflected in our financial performance.”
Further, he comments: “UBS today is built on its distinctive strengths and is regaining client trust. We believe that we are on track with the transformation of our business and we confirm our medium-term targets outlined last year. Today’s presenters will show what their priorities are in their respective businesses and functions.”

Media Relations 16 November 2010 Page 2 of 3
Overview new disclosure

New disclosure Wealth Management	Between CHF 15 – 40 billion of UBS’s invested assets may be affected by potential changes to European double taxation treaties with Switzerland.
Investor Day is expected to end around 4 p.m. GMT / 5 p.m. CET.
Contacts:

London	Dominik von Arx	Tel: +44(0) 207 568 24 39
Zurich	Tatiana Togni	Tel: +41(0) 44 234 83 44
UBS

Media Relations 16 November 2010 Page 3 of 3
Cautionary Statement Regarding Forward-Looking Statements
This report and other material being released by UBS contemporaneously herewith contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (5) other changes and possible prospective changes (announced or unannounced) in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Financial Report for third quarter 2010 furnished on Form 6-K dated 26 October 2010 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding
Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: November 16, 2010